Exhibit 99.104

Amaya Provides Update on AMF Investigation

MONTREAL, April 8, 2015 /CNW/ - Amaya Inc. provided the following statement in response to a Quebec court’s decision today to lift the publication ban on the redacted warrant and supporting affidavit for the search of various entities, including Amaya, in mid-December 2014 by Quebec’s securities regulator, related to its investigation into trading in Amaya securities leading up to the announcement of Amaya’s USD$4.9B acquisition of Oldford Group in 2014:

The release of the redacted documents presents nothing new to Amaya. Amaya has previously received the redacted affidavit and reviewed its limited contents and did not contest the court’s decision today. It will wait to see the actual unredacted affidavit, but it does not believe there is a reasonable basis for proceedings against Amaya or its employees.

Ben Soave, retired Chief Superintendent of the RCMP, a member of Amaya’s Compliance Committee and an advisor to the Board of Directors since 2012, said: “We have thoroughly reviewed the relevant internal activities around its acquisition of Oldford Group and have found no evidence of any violation of Canadian securities laws or regulations including tipping and insider trading by CEO David Baazov and CFO Daniel Sebag. Additionally, the company has not been provided with any evidence that any executives, directors, or employees violated any securities laws or regulations.”

The AMF investigation has not resulted in any proceedings and no charges have been filed. The company is confident that at the end of the investigation the AMF will come to the same conclusion as Amaya has — that if there were violations of Canadian securities laws, they were not committed by the Company, officers or directors.

Certain documentation related to the investigation are and have been sealed by court order and Amaya has not been able to discuss the details of their contents without risking being in contempt of court. This means Amaya has not been and is still not permitted by the court to comment on individuals named in the investigation documents.

Amaya has also yet to obtain an unredacted version of the affidavit since the investigation was first announced. A court ordered seal remains in place related to details of the warrant and the redacted contents of the affidavit.

Upon request, the company has provided regulators with a large amount of publicly accessible information that occurred in the time period leading up to the transaction, including the following:

•	The Oldford Group transaction was of significant magnitude and scale, with a long list of external bodies necessarily apprised of the transaction prior to its announcement including government agencies, justice officials, gaming regulators, the stock exchange, banks, funds, law firms and consultants.

•	From the day before Amaya signed a letter of intent in January, 2014 to acquire Oldford Group until May 15, 2014, while the company conducted due diligence and worked with external bodies, the price of Amaya’s stock declined. The stock price rose considerably in the week following Amaya’s Q1 2014 press release on May 15, in which the corporation stated it had secured new debt that gave it access to $300 million which could be used to support organic growth and/or a strategic acquisition. Additionally, the corporation provided its 2014 financial guidance and announced that it had provided common share purchase warrants to the lender of the new debt which were priced at $15, approximately double Amaya’s stock price at that time.

•	Analysts published reports subsequently that noted Amaya’s history of acquisitions and anticipated Amaya was pursuing a transformative acquisition, with one notably speculating we were looking to buy a poker company to replace the one we had put up for sale.

Due to this run up, fuelled by speculation from a media report and a post on a stock chatroom, Amaya anticipated an investigation and has been fully cooperating with regulators since approximately one week after it announced its acquisition of Oldford Group on June 12, 2014, and has been required to maintain strict confidentiality during the process. Amaya will continue to cooperate with the regulatory authorities.

ABOUT AMAYA

Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive and land-based gaming solutions to the regulated gaming industry.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations related to the potential outcome of the investigation by the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), into the trading of Amaya securities leading up to its announcement of the acquisition of Oldford Group, constitute “forward-looking statements” within the meaning of applicable securities laws. Amaya is not aware of any reasonable basis for any legal proceedings against the Corporation, its directors, officers or employees. However, if the AMF commences legal proceedings, no assurance can be given at this time by Amaya as to the outcome. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at this time, are inherently subject to significant risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied in such statements. Investors are cautioned not to put undue reliance on forward looking statements. The forward-looking statements contained herein reflect Amaya’s current views with respect to future events, and except as required by law, Amaya does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com; For media inquiries, please contact: Eric Hollreiser, Press@amaya.com

CO: Amaya Inc.

CNW 20:13e 08-APR-15